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                                                                     EXHIBIT 8.1

Exhibit 8.1       List of Subsidiaries

   1.       Telemar Norte Leste S.A.

   2.       TNL Net Participacoes S.A.

   3.       Tnext S.A.

   4.       HiCorp Comunicacoes Corporativas S.A.

   5.       TNL PCS S.A.

   6.       TNL.Acesso S.A.

   7.       Contax S.A.

   8.       Pegasus S.A.

         All subsidiaries are organized and incorporated under the laws of the Federative Republic of Brazil.